EXHIBIT 3.1

CERTIFICATE OF DESIGNATION

OF SERIES C PREFERRED SHARES

OF CEMTREX INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The holders of the Series C Preferred Shares par value $0.001 (the “Series C Preferred Shares”) of CEMTREX INC. (the “Company”) shall have the following rights and preferences:

1. Designation and Amount. The number of shares constituting the series of Series C Preferred Shares shall be 100,000.

2. Voting.

(a) Each issued and outstanding Series C Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (The ‘‘Common Shares”) issued and outstanding at the time of such vote multiplied by 10.01; divided by (ii) the total number of Series C Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Holders of Series C Preferred Shares shall vote together with the holders of Common Shares as a single class.

(b) The Company shall not amend, alter or repeal the Series C Preferred Shares, special rights or other powers of the Series C Preferred Shares so as to affect adversely the Series C Preferred Shares, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series C Preferred Shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

IN WITNESS WHEREOF, CEMTREX INC. has caused this Certificate of Designation of the Series C Preferred Shares to be signed and attested to by its duly authorized officers as of the _7th day of October 2019.

CEMTREX INC.

By:	/s/ Aron Govil
Name:	Aron Govil
Title:	CFO